Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2008

Dated: November 29, 2008

A copy of this report will be provided to any shareholder who requests it.

Management Discussion and Analysis

1.           DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. (the “Company” or “Platinum Group”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has completed a definitive Feasibility Study with respect to its Western Bushveld Joint Venture (“WBJV”) and included in this Study dated July 7, 2008 is the declaration of reserves at that time. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the years ended August 31, 2008 and 2007. It is prepared as of November 21, 2008 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2008 together with the notes thereto.

All references herein to “dollars” or “$” refer to Canadian dollars unless otherwise stated.

2.        DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Results of Operations

Any reference to “year” refers to the twelve month period ended August 31, 2008.

At August 31, 2008 the Company had cash, cash equivalents and short term investments on hand of $1,779,871 as compared to $14,699,067 on August 31, 2007. Of this amount approximately $Nil (August 31, 2007 – $3,613,919) relates to amounts advanced from the partners of the WBJV to fund their share of the remaining portion of approved work programs. The Company was owed $720,958 by the WBJV partners for WBJV expenditures at August 31, 2008 and received this amount subsequent to year end. Accounts payable at period end totaled $2,875,761 (August 31, 2007 - $2,304,845) and of this ($1,872,000) was payable against Surface rights. $54,000 was payable against technical and exploration work completed for the WBJV. The Company also held marketable securities at year end with a fair value of $1,118,000 (August 31, 2007 – cost of $210,000).

During the year the Company incurred a net loss before taxes of $5,512,538 (2007 - $6,758,123). Before a non-cash charge for stock based compensation of $580,128 (2007 - $1,487,661) and mineral property costs written off of $Nil (2007 - $1,323,222), general and administrative expenses totaled $5,175,749 (2007 - $4,380,667). Interest earned amounted to $243,339 (2007 - $434,949). The $795,082 increase in administrative expenses over the comparative year is explained for the most part by a $556,480 increase in professional fees from $416,945 in 2007 to $973,425 in 2008, an increase in travel expenses of $202,174 from $656,965 in 2007 to $859,139 in 2008, and an increase in management and consulting fees by $153,254 from $690,504 in 2007 to $843,758 in 2008. These costs increased as a result of the Company’s efforts during the year to complete (and review for its own account) a Feasibility Study on Project 1 of the WBJV and the Company’s use of strategic advisors and legal assistance during negotiations with Anglo Platinum and Wesizwe Platinum. These costs were offset by a $88,257 decrease in shareholder relations from $216,597 in 2007 to $128,340 in 2008, and by a $54,536 decrease in salaries and benefits from $1,400,258 in 2007 to $1,345,722 in 2008.

Apart from interest of $243,339 (2007 - $434,949) earned on cash deposits during the year the Company had no significant revenues to report. In October 2008 the Company closed a non-brokered private placement for net cash proceeds of $7,425,229.

During the year Wesizwe Platinum Ltd. completed the acquisition of 100% of the Company’s Black Economic Empowerment partner Africa Wide Mining and then repaid the Company $18,750 for the cost of administrative amounts due and $211,840 for past costs due for the Tweespalk property and also paid outstanding amounts due to the WBJV of $2,991,745.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the year totaled $6,733,094 (2007 - $4,531,533). Of this amount $6,132,281 was for the WBJV (2007 - $3,775,890) and $600,813 was for other exploration (2007 - $755,643). After meeting its earn in requirements in April 2006, Platinum Group is currently responsible only for its 37% pro-rata share of expenditures for the WBJV. Total WBJV expenditures during the year by all WBJV partners amounted to $17,359,357 (2007: $10,497,472).

Work programs approved by the partners of the WBJV since 2006 have been completed at the time of writing. The partners shared the cost of work programs pro-rata to their interest in the WBJV. Rand 201 million (approximately $28.7 million) was budgeted for work and funded by the partners of the WBJV since 2006. The work was completed on budget including scope changes approved by the partners during the year. During April 2008 the participants of the WBJV also approved and funded a budget for the acquisition of long lead capital items in the amount of R 21.086 million (approximately $2.74 million). Activities for the WBJV have included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies and mine plan and scheduling work.

On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV titled “Technical Report – Western Bushveld Joint Venture, Project 1 (Elandsfontein and Frischgewaagd)” and filed the report on SEDAR January 30, 2007. During 2007 the WBJV then commissioned an independent Feasibility Study for the Project 1 area of the WBJV, which was completed and delivered to the partners of the WBJV on June 30, 2008. Details of the Feasibility Study were published by the Company in a news release dated July 7, 2008.

The Feasibility Study recommends a series of three simultaneous declines accessing the Project 1 deposit with a mining rate of 140,000 tonnes per month. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are a further 1.26 million ounces of Inferred Resources in the Project 1 area which may represent some additional production potential. The lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent producing Bafokeng Rasimone Platinum Mine. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef is planned to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef is planned to be mined at widths between 105cm and 205cm at an average of 153cm.

At the recommended mining rate and modifying factors the mine plan generates approximately 235,000 – 271,000 platinum, palladium, rhodium and gold, (“4E”) ounces in concentrate per year, of which approximately 160,000 ounces are platinum at full steady state ounce production for 9 years from the Merensky Reef horizon with a 22 year mine life.

The results of the Feasibility Study show a 20.08% Internal Rate of Return “IRR” (pre-tax) Base Case, using 3 year trailing metal prices to June 2008, calculated on the monthly averages including US$1,295 per ounce for platinum. The Feasibility Study model does not include escalation due to inflation of costs or metal prices. At November 4, 2008 the three year trailing metal prices were above those used in the study. At November 4, 2008 the spot prices of all metals included in the basket price calculation were below the three year trailing metal prices as at June 2008. Platinum was quoted at US$843 on November 4, 2008.

Average life-of-mine cash operating costs to produce concentrate were estimated at R451 per tonne (US$56.38 at July 7, 2008) of ore or R3,504 (US$438 at July 7, 2008) per 4E ounce on a life of mine basis. The Merensky Reef layer represents the first 15 years of production and the basket price per 4E ounce is modeled at US$1,168 (3 year trailing prices). The UG2 layer represents the balance of the production. The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount. Operating margin life of mine on three year trailing 4E (4 elements - platinum, palladium, rhodium and gold) metal prices to June 2008 was approximately US$739 per ounce.

The project has an estimated life of 22 years with 9 years at a steady state of production of 235,000 to 271,000 ounces per year. The capital cost for the mine and concentrator complex are estimated at R4.055 billion (US$422 million at November 4, 2008) for peak funding and R5.474 billion (US$570 million at November 4, 2008) for life of mine funding. The capital cost estimate includes R506 million (US$53 million at November 4, 2008) for the capital costs for self-generation of the electrical requirements of the project to the end of 2012 at full production levels. This includes the entire infrastructure for power including diesel storage. If grid power becomes available it will significantly reduce electricity costs. Eskom has indicated that an allocation of 2 MW should be available for the construction phase of the project, and this has been assumed in the Feasibility Study. A contingency of R467 million (US$49 million at November 4, 2008) is included in the overall capital estimate.

Based on the three year trailing average metals prices, current exchange rates and probable lowering of input costs at the current time no change has been made to the Feasibility Study information and reserves and resources. The agreement of the WBJV calls for a “decision to mine” to be made within 90 days of the Feasibility Study. However, due to events detailed below, this has been deferred by mutual consent of the partners.

On September 2, 2008 the Company announced in a news release its agreement to a term sheet with Anglo Platinum and Wesizwe Platinum to consolidate and rationalize the WBJV. Under the terms Platinum Group will control 74% of the WBJV Projects 1 and 3 and Wesizwe will control 100% of Project 2 and 26% of Projects 1 and 3. The term sheet is subject to regulatory and other approvals and the completion of definitive agreements. In the transaction Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. Platinum Group will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of Platinum Group’s interest in Project 2 and R408.6 million (approx. C $49 million at the time of writing) in cash. The cash payment to Wesizwe is to deferred until six months after closing the proposed transaction and will be held in escrow to be applied towards its capital contribution for the Projects 1 and 3. Steps to the proposed transaction are as follows:

1.
Wesizwe will purchase Anglo Platinum’s 37% interest in the WBJV, comprised of 37% of Projects 1 and 3 and 18.5% of Project 2 (part of the Wesizwe Frischgewaagd-Ledig main project), for 211,850,125 Wesizwe common shares.

2.
In a concurrent transaction Platinum Group will purchase the 37% interest in Projects 1 and 3 from Wesizwe for 785.5M Rand (approx. C $94 million at November 10, 2008), offset by the sale to Wesizwe of Platinum Group’s 18.5 % of Project 2 for 376.9M Rand (approx. C $45 million at November 10, 2008).

3.
The balance, due by Platinum Group, of 408.6M Rand is to be paid into an escrow account within 6 months of the formal closing of this transaction. The escrow account will then be drawn down to satisfy Wesizwe’s obligations for the capital account of Projects 1 and 3. If the payment for the balance due is not made by Platinum Group then Wesizwe shall be entitled to claw back approximately 19% in the Projects.

The basis of valuation for the negotiations was the 10% discount rate NPVs of the Projects with platinum at US$1,199 per ounce for all projects and a Rand-to-Dollar exchange rate set at 8. The project models included the Feasibility Study results for Projects 1 and 2 and preliminary engineering on Project 3.

The settlement of the “equalization payments” currently due to Anglo Platinum under the terms of the WBJV are to be settled by Wesizwe in common shares and by Platinum Group in cash by the later of the closing date of the transaction or December 31, 2008. At present, equalization payments due are approximately US$18 million payable by Wesizwe and US$20 million payable by Platinum Group. If Platinum Group does not pay Anglo Platinum by the due date, Anglo Platinum shall elect to provide up to a 6 month extension with interest, Anglo Platinum shall then elect to take Wesizwe shares for the amount due and the obligation of Platinum Group will pass to Wesizwe. A total make up of approximately US$2.0M is also payable by Platinum Group to Wesizwe for past exploration costs incurred on Project 2.

The parties have agreed to suspend the 90 day deadline for a Decision to Mine under the terms of the WBJV until the transaction is completed or a condition precedent is not able to be fulfilled. Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

The closing of the proposed transaction is pending the completion of definitive agreements and certain conditions precedent, such as shareholder, regulatory and governmental approvals. The deadline to enter into the definitive agreements has been extended by the parties to December 6, 2008. At the time of writing the definitive agreements are nearing completion and the fulfillment of all conditions precedent is expected to then take several months beyond the execution of the agreements.

Details of the Company’s Revised Attributable Reserves and Resources in the proposed transaction are shown below at Item 2d. “Exploration Programs and Expenditures”. A technical report titled “WBJV Project 1, July 7, 2007 Effective Date – Feasibility Study” was filed on SEDAR August 21, 2008.

The Company also maintains two other projects in South Africa on the North Limb of the Bushveld Complex. The Tweespalk and War Springs projects are currently the subject of renewed consideration. During the year the Company conducted new soil and geological surveys on the War Springs project. On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years. (See Item 2d. “Exploration Programs and Expenditures” below). Further work programs for the War Springs project in 2009 are currently being considered.

During the period the Company has conducted a new business generative program. Research and implementation, including the staking of several new license areas on or near to the Bushveld Complex, has cost approximately $576,552. The Company has received the grant of several new prospecting permits as a result of this work and several more are expected in the months ahead.

The Company also conducted work on its Canadian projects during the period. A 1,125 metre drill program was completed on the Company’s Lac Des Iles projects in the first quarter. A further small drilling program is planned for late 2008. The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against potential  increasing prices for palladium and platinum. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

For more information about the WBJV and the Company’s other mineral properties please refer to Notes 5. and 6. of the Company’s August 31, 2008 audited financial statements and below for further discussion regarding the WBJV.

Since 2005 the Company has seen its compliment of staff, consultants and casual workers increase from approximately 20 to approximately 50 individuals in 2008. Office space and support services requirements in Canada and South Africa have also increased to accommodate these people. As the WBJV has matured there has been a need for more administration and management oversight from Canada with a corresponding increase in travel and communication expenses. At the same time the general market for both skilled and unskilled personnel in Canada and South Africa has seen increases in general compensation costs. The Company’s listing on the American Stock Exchange in 2007 and the costs of compliance with Sarbanes-Oxley legislation in the USA and Multilateral Instrument 52-109 in Canada have resulted in increased professional fees in the year ended August 31, 2008. At the time of writing the global economic situation and capital markets have become uncertain and the Company will review its ongoing plans, use of outside professional staff, use of consultants and internal staffing requirements on a regular basis.

The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug. 31, 2008	Year ended Aug. 31, 2007	Year Ended Aug. 31, 2006
Interest earned	$243,339(1)	$434,949	$72,597
Net Loss	($5,086,589)(2)	($6,758,123)	($3,853,273)
Net Loss per Share	($0.08)	($0.12)	($0.08)
Total Assets	$32,492,583(3)	$36,764,203	$27,664,441
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)
The Company’s only significant source of revenue during the years ending August 31, 2006 to 2008 was interest revenue from GIC’s held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the period referenced.

(2)
The Company’s net loss increased during the years ending August 31, 2006 to 2007 and then decreased in 2008 due to several factors. A large factor is stock compensation expense which totalled $580,128 in 2008, $1,487,661 in 2007, and $110,176 in 2006. Another factor is the write off of deferred mineral property costs of $Nil in 2008, $1,323,222 in 2007, and $1,174,325 in 2006. If one removes the effect of these two factors from each fiscal year the recorded annual loss becomes modified to $4,506,461 for 2008, $3,947,240 for 2007, and $2,568,772 for 2006. During fiscal 2007 the Company completed a listing on the American Stock Exchange and for the first time was required to certify its internal and disclosure controls under Sarbanes-Oxley legislation in the USA as well as Multilateral Instrument 52-109 in Canada. This resulted in an increase in professional fees in 2007 over 2006 of $150,722. Professional fees increased by $556,480 from 2007 to 2008 due to continuing compliance costs for Sarbanes-Oxley, the use of external engineers to review the Feasibility Study for Project 1 of the WBJV and the Company negotiating the reorganization of the WBJV. This reorganization resulted in additional travel by management to South Africa and Europe which has increased travel expenses by $202,174 in 2008 over 2007. Management and consulting fees increased by an aggregate $153,254 in 2008 as a result of the engagement of a strategic advisor during the year. The remaining year-on-year increase in this modified loss value is then explained by the Company’s activities as described above at “Discussion of Operations and Financial Condition”.

(3)
Total assets had been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. However during the year ended August 31, 2008 the Company did not complete any equity financings, and the South African Rand, depreciated against the Canadian dollar, resulting in total assets decreasing. At August 31, 2008 the Company held $1,779,871 (2007 -$14,669,067) in cash and cash equivalents and short term investments. At August 31, 2006 the Company held $10,066,801 in cash and cash equivalents.

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Interest [1]	Net Loss[2]	Net Loss per share
August 31, 2008	$22,396	($1,143,001)	($0.02)
May 31, 2008	$38,027	($1,307,784)	($0.02)
February 29, 2008	$78,337	($1,430,050)	($0.02)
November 30, 2007	$104,579	($1,205,754)	($0.02)
August 31, 2007	$137,331	($1,392,894)	($0.03)
May 31, 2007	$119,764	($1,027,268)	($0.02)
February 28, 2007	$92,799	($2,158,649)	($0.03)
November 30, 2006	$85,055	($2,179,312)	($0.04)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b) Trend Information

Other than the financial obligations as set out in the table provided at Item 6. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures as set out in the table at Item 6. below. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet the payment requirements of the proposed transaction announced September 2, 2008. See discussions at item 2. a) "Results of Operations" above and at item 6. "Liquidity and Capital Resources" below. The Company has completed a Feasibility Study for the Project 1 area of the WBJV. If a production decision is taken the Company will most likely pursue both equity and debt financing for its share of the capital requirements for that project.

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products. See “Economic and Political instability may affect the Company’s business” under Item 2c. “Risk Factors” below.

c) Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the S.E.C. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All but one of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties, the exception being the development stage Project 1 of the WBJV (see Item 2d. “Exploration Programs and Expenditures” below). At this stage, favorable results, estimates and studies are subject to a number of risks, including:

•	the limited amount of drilling and testing completed to date;

•	the preliminary nature of any operating and capital cost estimates;

•	the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•	the likelihood of cost estimates increasing in the future; and

•	the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

1 The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

2 Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs. For example, the quarter ended August 31, 2008 includes a non-cash charge for stock based compensation in the amount of $Nil, and  the quarter ended May 31, 2008 includes a non-cash charge for stock based compensation in the amount of $187,931. The quarter ended February 29, 2008 includes a non-cash charge for stock based compensation in the amount of $250,830. The quarter ended November 30, 2007 includes a non-cash charge for stock based compensation in the amount of $141,367. The Quarter ended August 31, 2007 includes a non-cash charge for stock based compensation in the amount of $91,795. The May 31, 2007 quarter includes a non-cash charge for stock based compensation in the amount of $11,890. The February 28, 2007 quarter includes a non-cash charge for stock based compensation in the amount of $1,171,517. The quarter ended November 30, 2006 includes a non-cash charge for stock based compensation of $212,459 and a mineral property write off for $1,323,222. When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

Economic and Political instability may affect the Company’s business

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macro-economic events have negatively affected the mining and minerals sectors in general. The Company’s market capitalization has been significantly reduced. Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative. As a result the Company will consider its business plans and options carefully going forward into 2009. The Company’s intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

The Company has assessed the carrying values of its mineral properties as a result of the market downturn. Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

South Africa has undergone significant change in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company is subject to risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the U.S. Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company. In the past year to November 10, 2008 the South African Rand has devalued by approximately 16% to the Canadian dollar and the Canadian dollar has devalued by approximately 19% to the U.S. dollar.

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss. The current spot metals prices are significantly below the three year trailing average prices used to asses the Company’s Project 1 Feasibility in July 2008. Long term and short term prices are currently volatile.

d) Exploration Programs and Expenditures

General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition and capital costs deferred during the year totaled $1,065,570 (2007 - $365,514). Of this amount acquisition costs relating to the Company’s 37% pro-rata share of the WBJV amounted to $858,189 (2007 - $23,075). The Company also issued 50,000 shares (2007 – 50,000 shares) at a value of $165,500 (2007 - $230,000) for property acquisition costs related to the Company’s obligation to acquire certain portions of the farm Onderstepoort. The balance $41,881 (2007 - $112,439) was spent on other mineral property costs in Canada and South Africa. Exploration costs incurred globally in the year for the Company’s interests totaled $6,733,094 (2007 - $4,531,533). Of that amount $166,042 (2007 - $172,171) was incurred on the Company’s Canadian properties and $6,567,052 (2007 - $4,359,362) was incurred on the Company’s South African properties. Of the South African amount, $6,132,281 was for the Company’s 37% share of WBJV expenditures (2007 - $3,775,890). The total amount (100%) of exploration expenditures by all Joint Venture partners for the year for the WBJV came to $14,874,427 which was higher than the 100% amount spent last year (2007 - $10,205,108).

During the year there were no write-offs in deferred costs relating to South African or Canadian projects, while write-offs in 2007 amounted to $1,323,222 for Canada and $Nil for South African properties. For more information on mineral properties see Note 5 and 6 of the Company’s August 31, 2008 Audited Consolidated Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum Limited (“Anglo Platinum”) (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited ( “Africa Wide” ) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. Work programs approved by the partners totaling Rand 201 million (approximately $28.7 million) since 2006 have been completed to October 2008. During April 2008 the participants of the WBJV also approved and funded a budget for the acquisition of long lead capital items (mine shaft hoists) in the amount of R 21.086 million (approximately $2.74 million). Activities for the WBJV have included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies, pre-feasibility and feasibility studies, and mine plan and scheduling work.

In April 2007 Africa Wide accepted an offer for the purchase of 100% their company from Wesizwe Platinum Ltd. (WEZ:JSE). The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approximately C$90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

On April 9, 2007 the Company announced the formal contribution to the WBJV of a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum. With this addition the geographic area of the WBJV now covers approximately 72 square kilometres of territory.

Under the terms of the original WBJV agreement, once a final Feasibility Study has been completed and a decision to mine has been taken the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. For the later contribution of Portion 11 to the WBJV the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for market conditions at the time. At the time of writing the estimated equalization payment due to Anglo Platinum by the Company is approximately US$20 million.

A Feasibility Study for Project 1 of the WBJV was delivered to the partners on June 30, 2008 and results thereof were published by the Company in a news release dated July 7, 2008.

Further drilling is planned to investigate additional areas with reef potential along strike on Project 3 within the Joint Venture area. Since January 2005 PTM has drilled more than 178,000 metres of core in 274 boreholes, including 37 geotechnical holes.

The Company provided a statement of Reserves and Resources with the Feasibility Study. Resources in the Measured and Indicated categories can be included in a financial model under SAMREC and NI-43-101 guidelines. Summary resource details from published reports for Project 1 and Project 3 follow in the table below. Platinum Group will hold a 74% interest in the 4E ounces attributable to Projects 1 and 3 of the WBJV under the terms of the proposed transaction announced on September 2, 2008. See Item 2. a) “Results of Operations” above for more detail. The prill splits and 4E estimates for Project 1 and 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values.

The reader should take note that in the event the proposed transaction announced September 2, 2008 and described herein does not close or become effective, the Company will not have a 74% in the reserves and resources for Projects 1 and 3 as reported below. Instead the Company will revert to its original 37% interest in Projects 1 and 3 and 18.5% in Project 2 as last reported in the Revised Attributable Reserves and Resources statement for the WBJV Project 1 Feasibility Study published on July 7, 2008 (filed on SEDAR August 21, 2008). The Company has internally tested the resource assessment against the spot prices in October 2008 and the three year trailing prices at that time and have not amended their resource and resource assessment.

The following is a statement of Revised Attributable Reserves and Resources in the event of the closing of the Proposed Transaction announced September 2, 2008 based on the WBJV Project 1 July 7, 2008  Feasibility Study (filed on SEDAR August 21, 2008). The Proposed Transaction is pending definitive agreements and conditions precedent. Reserves here are a sub-set of measured and indicated resources including mining factors and are not in addition to the resources.

MR = Merensky Reef              UG2 = Upper Group 2 Reef

Merensky Reserves Project 1 (74% Company Interest Pending)
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
Merensky Proved
6,706,482	5.55	1.198	74%	0.886
Merensky Probable
11,382,035	5.39	1.971	74%	1.459
Total Merensky Mineral Reserves
18,088,517	5.45	3.169	74%	2.345

UG2 Reserves Project1 (74% Company Interest Pending)
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
UG2 Proved
4,245,280	3.38	0.461	74%	0.341
UG2 Probable
7,051,016	3.42	0.775	74%	0.574
Total UG2 Mineral Reserves
11,296,296	3.40	1.236	74%	0.915

Resource Effective date	Reef	Resource Category	Tonnes (million)	Grade (4E)	Width (metres)	Prill Split (4E)				WBJV Ozs (millions)	PTM Interest	PTM Ozs (millions)
						Pt	Pd	Rh	Au			
Project 1												
07-Jul-08	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
07-Jul-08	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
07-Jul-08	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
07-Jul-08	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
07-Jul-08	MR	Inferred	0.217	7.95	0.93	64%	27%	4%	5%	0.055	74%	0.041
07-Jul-08	UG2	Inferred	2.311	4.47	1.34	63%	26%	10%	1%	0.332	74%	0.246
07-Jul-08	MR	Inferred	1.871	6.48	1.15	64%	27%	4%	5%	0.390	74%	0.289
07-Jul-08	UG2	Inferred	2.973	5.00	1.57	63%	26%	10%	1%	0.478	74%	0.354
Project 3												
25-Apr-08	MR	Inferred	4.040	6.26	1.12	64%	27%	4%	5%	0.814	74%	0.602
25-Apr-08	UG2	Inferred	6.129	5.51	1.22	62%	28%	9%	1%	1.086	74%	0.804
Totals Project 1 and 3												
	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
	MR	Inferred	6.128	6.39	1.12	64%	27%	4%	5%	1.259	74%	0.932
	UG2	Inferred	11.413	5.17	1.34	63%	26%	10%	1%	1.896	74%	1.403
Totals												
Measured and Indicated			40.308	5.58	1.25	64%	27%	7%	2%	7.24	74%	5.358
Inferred			17.541	5.59	1.26	63%	27%	7%	3%	3.155	74%	2.335

See Caution Notes on previous page with respect to Company interest.

C. Muller QP PTM - Platinum Group Metals Ltd.

The Qualified Persons, (“QP”) for the above information are Charles Muller and Gordon Cunningham Independent Qualified Persons as at the effective dates in the table. (Reports dated April 25, 2008 – filed June 11, 2008 and July 7, 2008 – filed Aug 21, 2008 on www.sedar.com).

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 0-033562, which may be secured from us, or from the SEC’s website at:  http://sec.gov

Project 1 Resource Calculation Detail

A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the resource area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1,087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on New Order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Internal tests by the Company’s non-independent qualified persons at October 2008 have not resulted in resource changes but prolonged negative markets will result in resource changes.

Project 3 Resource Calculation Detail

A 14% geological loss for the Merensky Reef and UG2 Reef respectively was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey and a 3D seismic survey. The Merensky mineral resource estimate is based on 24 boreholes with 27 intercepts and the UG2 is based on 15 intercepts within the 224.28 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. (The prill splits and 4E estimates have been tested for reasonableness by kriging on the individual elements). Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple kriging. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the mineral resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on new order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person for this report. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400201/04).

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2008 total $3,312,914 (2007 - $3,394,062).

By prior agreement with the holders of the Old Order mineral rights the Company had an option to purchase 100% of these mineral rights for US$690 per hectare. The Company also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide and Taung Minerals (Pty) Ltd. have each acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property. During the year the Company received payment in full from Wesizwe Platinum Ltd. for Africa Wide’s share of costs to August 31, 2007, which amounted to R 1,549,673 (C$211,840 at August 31, 2008). The payment was treated as a recovery of costs relating to the Tweespalk property.

On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years. Details are as follow:

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	T	g/t	G	Moz	%	t	%	t	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6m thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied. Eighteen holes had been completed by the end of May 2005, relating to 7,433m of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis. Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation to be reported in a NI43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008. Mr. Charles Muller of Minxcon is the Qualified Person for the War Springs resource estimate. He is registered with the South African Council for Natural Scientific Professions (SACNASP) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.

The Tweespalk and War Springs projects are currently the subject of only modest work efforts as the Company is focused on the WBJV. The Tweespalk and War Springs projects are being considered for more active exploration work in 2009.

Lac Des Iles Area Properties, Ontario

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

In late 2006 a 1,090 metre drill program was conducted on the Company’s Lac Des Iles area projects. A further drill program planned for 1,125 metres was completed in December 2007. Costs for the program for 2008 have amounted to $166,042. Results of exploration for the current program and those over the last few years for palladium, platinum, nickel and copper have been encouraging and the Company plans to invest further in this area in the future. At the time of writing a 2009 exploration budget for the area is under consideration.

e) Administration Expenses

Before a non-cash charge for stock based compensation of $580,128 (2007 - $1,487,661), and mineral property costs written off of $Nil (2007 - $1,323,222), and not including interest in the year of $243,339 (2007 - $434,949), general and administrative expenses totaled $5,175,749 (2007 - $4,380,667). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $843,758 (2007 - $690,504); office and miscellaneous expenses of $227,497 (2007 - $230,829); professional fees of $973,425 (2007 - $416,945); salaries and benefits of $1,345,722 (2007 - $1,400,258); shareholder relations expense of $128,340 (2007 - $216,597); travel expenses of $859,139 (2007 - $656,965); news release, print and mailout expenses of $75,688 (2007 - $83,999) and promotion expenses of $214,524 (2007 - $193,296).

f) Related Party Transactions

Management, consulting fees, salaries and directors’ fees for the year amounted to $524,807 (2007 - $500,821). Of this amount approximately $241,474 (2007 - $220,591) is related to fees for the Company’s President, an amount of $208,333 (2007 - $193,650) relates to salary for the Company’s CFO and the balance of $75,000 (2007 - $86,580) relates to independent director fees. At August 31, 2008 there were $75,000 in fees (2007 - $21,869) owed and included in accounts payable.

The Company received $135,895 (2007 - $138,210) during the year from MAG Silver Corp. (“MAG”), a company with two common directors and a common officer under an administrative services agreement. The services provided include day-to-day administration and accounting and are provided at market rates. There are no long term obligations or commitments for either party with relation to the services agreement. Amounts receivable at the end of the year includes an amount of $1,819 due from MAG for other trade receivables (2007 - $267).

During the year the Company accrued or received payments of $108,000 (2007 – $67,200) from West Timmins Mining Inc. (“WTM”), a company with three common directors and a common officer, for administrative services. The services provided include day-to-day administration and accounting and are provided at market rates. There are no long term obligations or commitments for either party with relation to the provision of services. Amounts receivable at the end of the year includes an amount of $997 due from WTM for other trade receivables (2007 - $16,895 for both administration fees due ($9,540) and other trade receivables ($7,355)).

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the year ended August 31, 2008 the Company accrued or paid Anthem $88,382 under the office lease agreement (2007 - $66,684). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”. At the time of writing the Company has an obligation to rent the premises until September 30, 2009 at a rate of $7,213 per month.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g) Shareholder Relations’ Expenses

Shareholder relations’ expense during the year totaled $128,340 (2007 - $216,597). The Company manages its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. From May 2005 until April 30, 2008 Roth Investor Relations (“Roth”) was contracted at a rate of US$5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the year amounted to $859,139 (2007 - $656,965). These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was higher during the period than in the same period in 2007. Promotional expenses in the period amounted to $214,524 (2007 - $193,296) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i) Property Acquisition Expenses

Property acquisition expenditures during the period totaled $1,065,570 (2007 - $365,514) in cash and shares. This includes $4,558 (2007 - $105,000) for properties in Ontario, and $1,061,012 (2007 - $260,514) to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $900,070 (2007 - $135,514) and share issuances for property acquisitions totaled $165,500 (2007 - $230,000).

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. Apart from a possible buy-out of the War Springs and Tweespalk properties, the Company has no other required property acquisition payments due to vendors under mineral property option agreements. At the time of writing the Company was incurring further property acquisition expenses, such as research and staking expenses, through its activities in Ontario, Canada and South Africa.

j) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

3.        CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision (iv) stock based compensation and (v) recoverability of its interest in the WBJV as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the year ended August 31, 2008 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 64.04%, a weighted average annual risk free rate of 4.08 per cent and an expected life of 3.32 years. The resulting weighted average option pricing resulted in an expense for stock options in the year ended August 31, 2008 of $1,288,383 (2007 - $1,487,661). Of the $1,288,383 in cost calculated for August 31, 2008 an amount of $580,128 was expensed while $708,255 was capitalized to deferred mineral property exploration costs in the Company’s WBJV interest.

4.        SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are set out in Note 2 of its Consolidated Audited Financial Statements for the year ended August 31, 2008. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability when facts and circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.        ADOPTION OF NEW ACCOUNTING STANDARDS

Effective September 1, 2007, we have adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity. As the Company has not previously undertaken hedging activities, adoption of Section 3865 currently has no impact. Prior to September 1, 2007, the principal accounting policies affecting financial instruments related to marketable securities that were valued at the lower of original cost and fair market value.

CICA Section 3855 requires that all financial assets, except those classified as held-to-maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise. All of the Company’s investments have been designated as available-for-sale.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the unrealized gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530 and 3855 impacts our opening equity. On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 after an adjustment of a future income tax expense of $144,900 the Company recognized an unrealized loss of $821,101 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

6.        LIQUIDITY AND CAPITAL RESOURCES

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macro-economic events have negatively affected the mining and minerals sectors in general. The Company’s market capitalization has been significantly reduced. Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative. As a result the Company will consider its business plans and options carefully going forward into 2009. The Company’s intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

The Company issued a total of 1,660,500 (2007 – 7,297,569) common shares during the year. Of this 1,610,500 shares (2007 – 7,247,569) were issued for cash proceeds of $2,309,324 (2007 - $12,080,366). During the year 50,000 shares (2007 – 50,000) were issued for mineral properties at a fair value of $165,500 (2007 - $230,000). Cash proceeds are net of share issuances to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At August 31, 2008 the Company had cash, cash equivalents and short-term investments on hand of $1,779,871 compared to $14,669,067 at August 31, 2007. Subsequent to year end the Company has completed a financing which is detailed in the subsequent events section.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its joint venture partners to cover the costs of the WBJV. The balance of cash outflows is made up of management fees and expenses of $843,758 (2007 - $690,504) and other general and administrative expenses of $4,331,991 (2007 - $3,690,163).

The following Table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk properties, (which optional aquistion payment is included in the following table) the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations. Under the terms of several of the Company’s mineral property option and purchase agreements, the Company is required to make certain scheduled acquisition payments as summarized in the table below in order to preserve the Company’s interests in the related mineral properties. In the event the Company is unable or unwilling to make these payments, it is likely that the Company would forfeit our rights to acquire the related properties.

Payments by period
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Equalization amount due Anglo Platinum 1	$ 23,200,000	$ 23,200,000	$ 0	$ 0	$ 0
Purchase price due Wesizwe Platinum 1	$ 49,000,000	$ 49,000,000	$ 0	$ 0	$ 0
Past Exploration Costs due Wesizwe Platinum 1	$ 2,320,000	$ 2,320,000	$ 0	$ 0	$ 0
Optional Acquisition Payments (War Springs & Tweespalk)	$ 3,978,000	$ 3,978,000	$ 0	$ 0	$ 0
Lease Obligations	$ 275,890	$ 193,246	$ 80,985	$ 1,659	$ 0
Totals	$ 78,773,890	$ 78,691,246	$80,985	$ 1,659	$ 0

[3]
The requirement to pay and the due date of these items is dependent upon the proposed transaction announced September 2, 2008. See discussions at item 2. a) "Results of Operations" above and below in this section.

As detailed in the table above, the Company will be required to pay an equalizing amount under the terms of the WBJV agreement based on the measured, indicated and inferred 4E PGE ounces reported in a Feasibility Study. Under the original terms of the WBJV this equalization amount would be due to Anglo Platinum only after a decision to mine is taken by the partners of the WBJV, or as detailed below. See item 2. d) “Exploration Programs and Expenditures” above for details of how the equalizing payment will be calculated.

Should the proposed transaction announced September 2, 2008 become final the equalization amount will become due to Anglo Platinum on the later of December 31, 2008 or the effective date of the final agreement. The effective date will occur once all conditions precedent have been fulfilled. It is anticipated this date will be several months after the execution of definitive agreements, which at November 12, 2008 are in process of being finalized. In the event the Company does not make the equalization payment on the date required, Anglo Platinum shall elect to extend the payment deadline for up to six months, with interest, or may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

Also as detailed in the table above, under the terms of the proposed transaction announced September 2, 2008 to rationalize the WBJV ownership structure, the Company would be required to make both a purchase payment and past exploration cost payment to Wesizwe Platinum. The purchase payment would be due six months after the effective date of the final agreement. See Item 2. a) “Results of Operations” for more detail. In the event the Company does not make the required Wesizwe purchase payment, Wesizwe would have the right to dilute the Company for up to a 19% reduction in its 74% interest in Projects 1 and 3, taking the Company to a 55% interest position.

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products. See “Economic and Political instability may affect the Company’s business” under Item 2c. “Risk Factors” above. Current market conditions will affect the Company’s ability to make the payments described above under the proposed transaction announced September 2, 2008. The Company will consider its business plans and options carefully going forward into 2009. Cash at August 31, 2008 plus subsequent financings is sufficient to fund general operation costs through fiscal 2009, but will be insufficient to cover the payments envisioned should the proposed transaction announced September 2, 2008 become effective.

7.        OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At November 10, 2008 there were 67,624,717 shares outstanding, 5,579,875 incentive stock options outstanding and no common share purchase warrants outstanding. As of August 31, 2008 and August 31, 2007, the number of unoptioned shares available for granting of stock options under the Company’s Stock Option Plan was 2.407,050 and 2,553,500, respectively. During the fiscal years ended August 31, 2008 and August 31, 2007, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

8.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at August 31, 2008, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2008 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.

From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the year ended August 31, 2007, the Company effected the changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) adopted and published new corporate governance policies; and (iv) reviewed and improved general controls over information technology; and (v) enhanced financial control over period close processes. During the year ended August 31, 2008 there were no significant changes with regard to internal controls.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2008. Based on this evaluation, management has concluded that as at August 31, 2008, the Company’s internal control over financial reporting was effective.

Management’s effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

9.        AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Alternext US LLC (formerly the American Stock Exchange) (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.           OTHER INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended August 31, 2008 may be found on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov.

11.           SUBSEQUENT EVENTS

On September 2, 2008 the Company announced the signing of a term sheet with Anglo Platinum and Wesizwe Platinum to consolidate and rationalize the ownership of the WBJV. In the proposed transaction Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $51.0 million at September 2, 2008). The cash payment to Wesizwe will be deferred until six months after closing the proposed transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3. The closing of the proposed transaction is pending the completion of definitive agreements and certain conditions precedent, such as shareholder, regulatory and governmental approvals.

On October 3 and October 7, 2008 the Company closed a non-brokered private placement for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share. A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions.

On October 15, 2008 the Company granted 1,727,000 incentive stock options at a price of $1.60 per share to Directors, Officers, and employees.

12.           LIST OF DIRECTORS AND OFFICERS

a) Directors: R. Michael Jones (Chairman) Frank R. Hallam (Secretary) Iain McLean Barry W. Smee Eric Carlson	b) Officers: R. Michael Jones (Chief Executive Officer) Frank R. Hallam (Chief Financial Officer) Peter C. Busse (Chief Operating Officer)